COMMERCIAL LEASE

This Lease supersedes any previously signed lease agreements between the parties

THIS LEASE AGREEMENT (the "Lease") is dated for reference this **16th day of October 2018**, by and between **RDS RENTALS GP** ("Lessor") and **Defense Technologies International Corp obo Passive Security Scan,** ("Lessee").

Lessee offers to lease from Lessor the premises situated in the City of Rexburg, County of Madison, State of Idaho, described as the **262 Dividend Drive**, consisting of approximately **4,700** square feet.

TERM: The term will commence on **November 1, 2018,** and will continue for a period of **thirty-six (36) months**. Lessee may have access to and occupy the Premises upon full Lease execution by Lessee and Lessor and receipt of required funds from Lessee.

COMMENCEMENT/ DELIVERY DATES: The Rent Commencement Date shall be upon execution of this lease, with rent payable from November 1, 2018 thru October 31, 2021. The Premises shall be delivered "AS IS" by no later than November 1, 2018.

1. **RENT:** Payment of rent shall commence **November 1, 2018**, and continue on the first of each month thereafter until maturity of Lease. All rents are due and payable on the first of each month and will be paid to Lessor or his/her authorized agent, at the follows: **direct deposit to Lessor's account,** or at such other places as may be designated by Lessor from time to time. In the event rent is not paid **within 10 days** after due date, Lessee agrees to pay a **late charge of $175.00, plus interest at 15% per annum on the delinquent amount**. Lessee further agrees **to pay $ 50.00 for each dishonored bank check**. The late charge period is **not** a grace period, and Lessor is entitled to make written demand for any rent if not paid when due. In addition to monthly rent Tenant shall pay 1/12 of property taxes and insurance.

   MINIMUM ANNUAL RENT: .6915$ SF Gross, ($3250/mo) plus 1/12 of annual property taxes and insurance. The 2018 tax/insurance amount will be $465; in December of each year Lessor will give an accounting to Lessee of actual taxes and insurance and adjust the t/l payment for the upcoming year

   SECURITY DEPOSIT: Upon execution of the Lease, Lessee shall pay a security deposit in the amount of $3000 to be held as security for the faithful performance by Lessee of its obligations under the Lease.

2. **UTILITIES & OPERATING EXPENSES:** Lessee shall pay for all separately-metered utilities serving the Premises including water, sewer, trash, gas, electricity, IT and security system monitoring.

3. **USE:** The Premises are to be used by the Lessee solely for the operation of Security Scan products assembly and machining center for fabrication of products, using only a water based coolant (90% water and 10% vegetable oil with anti-microbial additives), and for no other purpose, without prior written consent of Lessor. Lessor warrants there are no covenants, conditions or other restrictions in place that would prohibit Lessee from operating its business as the permitted use in the Premises. Lessee shall have access to the Premises 24 hours a day, 7 days a week. Lessee will not commit any waste upon the Premises.

4. **USES PROHIBITED:** Lessee will not use any portion of the Premises for purposes other than those specified. No use will be made or permitted to be made upon the Premises, nor acts done, which will increase the existing rate of insurance upon the property, or cause cancellation of insurance policies covering the property.

5. **ASSIGNMENT AND SUBLETTING:** Lessee shall not have the right to assign or sublease the Premises. However, if Lessee is unable to fulfill the terms of the lease Lessor will make every effort to find a suitable replacement Lessee. Lessee herein is responsible for the payment of all lease payments until a suitable Lessor is found. Lessee herein will be charged an amount equal to one month's rent as a re-lease fee for Lessor's efforts in placing a new Lessee.

6. **ORDINANCES & STATUTES:** Lessee will comply with all statutes, ordinances, and requirements of all municipal, state and federal authorities now in force, or which may later be in force, regarding the use of the Premises. The commencement or pendency of any state or federal court abatement proceeding affecting the use of the Premises will, at the option of the Lessor, is deemed a breach of this Lease.

7. **MAINTENANCE, REPAIRS, ALTERATIONS:** Lessee agrees to lease the Premises "As Is". Lessee shall, at his/her own expense, maintain the Premises in a good and safe condition, including plate glass, entry doors and related hardware. No improvement or alteration of the Premises will be made without the prior written consent of the Lessor.

8. **ENTRY & INSPECTION:** Lessee will permit Lessor or Lessor's agents to enter the Premises at reasonable times and upon reasonable notice for the purpose of

inspecting the Premises, and will permit Lessor, at any time **within sixty (60) days** prior to the expiration of this Lease, to place upon the Premises any usual "for Lease" signs, and permit persons desiring to lease the Premises to inspect the Premises at reasonable times.

9. **INDEMNIFICATION OF LESSOR:** Lessor will not be liable for any damage or injury to Lessee, or any other person, or to any property, occurring on the Premises. Lessee agrees to hold Lessor harmless from any claims for damages arising out of Lessee's use of the Premises, and to indemnify Lessor for any expense incurred by Lessor in defending any such claims.

10. **POSSESSION:** If Lessor is unable to deliver possession of the Premises at the commencement date set forth above, Lessor will not be liable for any damage caused by the delay, nor will this Lease be void or voidable, but Lessee will not be liable for any rent until possession is delivered. Lessee may terminate this Lease if possession is not delivered **within __5__ days** of the commencement term in Item 1.

11. **LESSEE'S INSURANCE:** Lessee, at his/her expense, will maintain public liability, and property damage insurance insuring Lessee and Lessor with minimum coverage as follows: One Million Dollars ($1,000,000.00). Lessee will provide Lessor with a Certificate of Insurance. The policy will require **ten (10) day's written notice to Lessor prior to cancellation or material change of coverage.**

12. **LESSOR'S INSURANCE:** Lessor will maintain hazard insurance covering one hundred percent (100%) actual cash value of the improvements throughout the Lease term. **Lessor's insurance will not insure Lessee's personal property, leasehold improvements, or trade fixtures.**

13. **SUBROGATION:** To the maximum extent permitted by insurance policies which may be owned by the parties, Lessor and Lessee waive any and all rights of subrogation which might otherwise exist.

14. **SIGNS:** Lessee will be responsible for all costs related to Lessee's signage. Lessee shall not place, maintain, nor permit any sign or awning on any exterior door, wall, or window of the Premises without the express written consent of Lessor, which will not be unreasonably withheld.

15. **ABANDONMENT OF PREMISES:** Lessee will not vacate or abandon the Premises at any time during the term of this Lease. If Lessee does abandon or vacate the Premises, or is dispossessed by process of law, or otherwise, any personal property

belonging to Lessee left on the Premises will be deemed to be abandoned, at the option of Lessor.

16. **CONDEMNATION:** If any part of the Premises is condemned for public use, and a part remains which is acceptable for occupation by Lessee, this Lease will, as to the part taken, terminate as of the date the condemnor acquires possession. Lessee will be required to pay such proportion of the rent for the remaining term as the value of the Premises remaining bears to the total value of the Premises at the date of condemnation; provided, however, that Lessor may at his/her option, terminate this Lease as of the date the condemnor acquires possession. In the event that the Premises are condemned in whole, or the remainder is not acceptable for use by the Lessee, this Lease will terminate upon the date which the condemnor acquires possession. All sums which may be payable on account of any condemnation will belong solely to the Lessor; except that Lessee will be entitled to retain any amount awarded to him/her for trade fixtures or moving expenses.

17. **TRADE FIXTURES:** Any and all improvement made to the Premises during the term will belong to the Lessor, except trade fixtures of the Lessee. Lessee may, prior to termination, remove all his/her trade fixtures, but will pay for all costs necessary to repair any damage to the Premises occasioned by the removal.

18. **DESTRUCTION OF PREMISES:** In the event of partial destruction of the Premises during the term, from any cause, Lessor will promptly repair the Premises, provided that such repairs can be reasonably made **within sixty (60) days.** Such partial destruction will not terminate this Lease, except that Lessee will be entitled to a proportionate reduction of rent while such repairs are being made, based upon the extent to which the making of such repairs interferes with the business of Lessee on the Premises. If the repairs cannot be made **within sixty (60) days,** this Lease may be terminated at the option of either party by giving written notice to the other party **within the sixty (60) day period.** In the event that such damage results from the intentional acts or omissions of Lessee or Lessee's agents, employees, or invitees, Lessee shall not be entitled to any reduction of rent. All proceeds of insurance payable as a result of damage to the Premises shall be the sole property of Lessor.

19. **INSOLVENCEY:** The appointment of a receiver, an assignment for the benefits of creditors, or the filing of a petition in bankruptcy by or against Lessee, will constitute a breach of this Lease by Lessee.

20. **DEFAULT:** In the event of any breach of this Lease by Lessee, Lessor may, at his/her option, terminate the Lease and recover from Lessee: (a) the worth at the time of award of the unpaid rent which had been earned at the time of termination;

(b) the worth at the time of award of the amount by which the unpaid rent which would have been earned after termination until the time of the award exceeds the amount of such rental loss that the Lessee proves could have been reasonably avoided; (c) the worth at the time of award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of such rental loss that the Lessee proves could be reasonably avoided; and (d) any other amount necessary to compensate Lessor for all the detriment proximately caused by the alternative, continue this Lease in effect, as long as Lessor does not terminate Lessee's right to possession, and Lessor may enforce all of Lessor's rights and Lessee's failure to perform his/her obligations under the Lease or which in the ordinary course of things would be likely to result therefrom. Lessor may, in the remedies under the Lease, including the right to recover the rent as it becomes due under the Lease. If said breach of Lease continues, Lessor may, at any time hereafter, elect to terminate the Lease. These provisions will not limit any other rights or remedies which Lessor may have.

21. **PCI COMPLIANCE:** Lessor shall not nor shall Lessor allow any of its employees, agents, or subcontractors to access, tamper with, or remove any equipment, intellectual property or data that Lessee uses or stores on the Premises.

22. **ATTORNEY FEES:** In any action or proceeding involving a dispute between Lessor and Lessee arising out of this Lease, the prevailing party will be entitled to reasonable attorney fees.

23. **WAIVER:** No failure of Lessor to enforce any term of this Lease will be deemed to be a waiver.

24. **NOTICES:** Any notice which either party may or is required to give, will be given by mailing the notice, postage prepaid, to Lessee at the Premises, or to Lessor at the address shown below at signature lines, or at such other places as maybe designated in writing by the parties from time to time. Notice will be effective **five days after mailing,** or on personal delivery, or when receipt is acknowledged in writing.

25. **HEIRS, ASSIGNS, SUCCESSORS:** This Lease is binding upon and inures to the benefit of the heirs, assigns, and successors of the parties.

26. **AMERICANS WITH DISABILITIES ACT:** The parties are alerted to the existence of the Americans With Disabilities Act, which may require costly structural modifications. The parties are advised to consult with a professional familiar with the requirements of the Act.

27. **LESSOR'S LIABILITY:** In the event of a transfer of Lessor's title or interest to the property during the term of this Lease, Lessee agrees that the grantee of such title or interest will be substituted as the Lessor under the Lease, and the original Lessor will be released of all further liability; provided, that all deposits will be transferred to the grantee.

28. **BINDING ARBITRATION:** Any controversy or claim arising out of this lease or the breach of the lease will be settled by arbitration in accordance with the laws of Idaho and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction of the controversy or claim. Arbitration shall be held in Boise, Idaho. Any cost for such arbitration shall be shared equally by the parties to this lease.

29. **HAZARDOUS MATERIALS:** Lessee will not use, store, or dispose of any hazardous substances upon the Premises, except the use and storage of such substances that are customarily used in Lessee's business, and are in compliance with all environmental laws. A hazardous substance means any hazardous waste, substance or toxic materials regulated under any environmental laws or regulations applicable to the property. Lessee will be responsible for the cost of removal of any toxic contamination caused by Lessee's use of the Premises. Lessor represents and warrants that the Premises are free of asbestos and other hazardous materials.

30. **ENTIRE AGREEMENT:** The foregoing constitutes the entire agreement between the parties and may be modified only in writing signed by all participants. The undersigned Lessee acknowledges that he/she has thoroughly read and approved each of the provisions contained in this Offer, and agrees to the terms and conditions specified. Lessee acknowledges receipt of a copy of the accepted Lease.

Lessor: RDS Rentals GRP

1926 E 700 N, St. Anthony ID 83445

Lessee: Merrill W. Moses as
President/CEO for
Defense Technologies International,
Corp. and Passive Security Scan